UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

My Group, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
775370109
(CUSIP Number)
Tan Swe Poo No. 29, Jalan 25/80A, Taman Sri Muda, 40400 Shah Alam, Selangor, Malaysia.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	775370109
1.	Names of Reporting Persons. Tan Swe Poo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,219,449
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,219,449
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of My Group, Inc., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 68, Soi Suphaphong 3, Yak 8, Sirinakarn 40 Rd., Nonghob, Praver, 10250 Bangkok, Thailand.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Tan Swe Poo (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is No. 29, Jalan 25/80A, Taman Sri Muda, 40400 Shah Alam, Selangor, Malaysia.

(c) The principal occupation of the Reporting Person is businessman.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Malaysia.

Item 3.  Source and Amount of Funds or Other Consideration

On December 7, 2012, Tang Xiulan, a shareholder of the Company entered into a Stock Gifting Agreement with the Reporting Person (the “Agreement”), pursuant to which she gifted an aggregate of 1,219,449 shares of the Company’s common stock (the “Shares”) to the Reporting Person.  No consideration was paid by the Reporting Person for the Shares which were received as a bona fide gift.  On December 19, 2012, the Company issued to the Reporting Person a certificate representing the Shares, which constitute approximately 18.8% of the Company’s issued and outstanding securities. The Shares were transferred pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

The summary of the transactions described in the Agreement in this Schedule 13D is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1.

Item 4.  Purpose of Transaction

The Reporting Person received the Shares from Tang Xiulan as a bona fide gift.  Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 6,487,500 shares of the Common Stock outstanding as of September 3, 2012, as reported in the Company’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2012.

The Reporting Person is the direct owner of 1,219,449 shares of Common Stock representing approximately 18.8% of the outstanding Shares.

(b)      The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,219,449 shares of Common Stock.

(c)      The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Agreement in Item 3 above is hereby incorporated in this Item 6 by reference.  The summary of the Agreement in this Schedule 13D is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stock Gifting Agreement, dated December 7, 2012, by and between Tang Xiulan, as Donor on the one hand, and Tan Swe Poo, the Reporting Person, as Recipient, on the other hand.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

/s/ TAN SWE POO
Tan Swe Poo

STOCK GIFTING AGREEMENT

This Stock Gifting Agreement (the “Agreement”) is entered into this 7th day of December, 2012 (the “Effective Date”), by and between Tang Xiulan, (“DONOR”), an individual residing at  #4-2, Lorong 2/137D, Off Jalan Kelang Lama, Kuala Lumpur 58200, Malaysia and Tan Swe Poo (“RECIPIENT”), an individual residing at No. 29, Jalan 25/80A, Taman Sri Muda, 40400 Shah Alam, Selangor, Malaysia.
WHEREAS, DONOR desires to donate, as a gift for friendship, a total of One Million Two Hundred Nineteen Thousand Four Hundred Forty Nine (1,219,449) shares of common stock (the “Shares”) of MY GROUP, INC. (previously, ROHAT RESOURCES, INC.), a Nevada Corporation (“THE COMPANY”). The Shares were given pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and the rules promulgated under Regulation D thereunder.  There was no consideration of money or money worth from the Recipient for the gifting of the shares; and

WHEREAS, DONOR agrees to donate the Shares to the RECIPIENT, and RECIPIENT agrees to receive the Shares, so long as they abide by the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises herein, the parties agree as follows:

1.
Donation as Gift.   On the basis of the representations and warranties herein contained, and subject to the terms and conditions set forth herein, DONOR hereby agrees to donate the Shares to the RECIPIENT as a gift for friendship pursuant to Regulation D promulgated under the Securities Act of 1933.

2.
Private Offering.  RECIPIENT and DONOR both understand and agree that the gift of securities contemplated herein constitutes a private transaction without the use or reliance upon a broker, distributor or securities underwriter.

A.	Acquisition for Investment. Neither RECIPIENT nor DONOR are underwriters of, or dealers in, the securities to be sold and exchanged hereunder.

B.
Investment Risk.  The Shares donated subject to this Agreement involve a high degree of financial risk, including the risk that the Shares may lose their entire value, and both parties hereby agree that they have each undertaken an independent evaluation of the risks associated with the Shares, and both parties understand those risks and are willing to accept those risks and represent to each other that they can bear the financial risks related to the Shares for an indefinite period of time.

C.
Access to Information.  RECIPIENT and DONOR and their advisors have been afforded the opportunity to discuss the transaction with legal and accounting professionals and to examine and evaluate the financial impact of the share donation contemplated herein.

3.	Representations and Warranties of RECIPIENT: RECIPIENT hereby represents and warrants to DONOR that:

A.
Domicile.  RECIPIENT is a private individual and resident of Malaysia, with the power and authority to carry on his business as now being conducted.  The execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement have been, or will be prior to Closing, duly authorized by RECIPIENT.  This Agreement has been duly executed and delivered by RECIPIENT and constitutes a binding and enforceable obligation of RECIPIENT.

B.
Third Party Consent.  Except for the filing of the necessary forms with the Security and Exchange Commission (“SEC”) in the United States, no authorization, consent, or approval of, or registration or filing with, any governmental authority or any other person is required to be obtained or made by RECIPIENT in connection with the execution, delivery, or performance of this Agreement or the transfer of the Shares, or if any such is required, RECIPIENT will have or will obtain the same prior to Closing.

C.
Litigation.  RECIPIENT is not a defendant against whom a claim has been made or a judgment rendered in any litigation or proceedings before any local, state, or federal government, including but not limited to the United States, or any department, board, body, or agency thereof.

D.
Authority.  This Agreement has been duly executed by RECIPIENT, and the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in, any agreement, instrument, judgment, order, or decree to which RECIPIENT is a party or to which the Consideration is subject.

E.
Offshore Transaction. RECIPIENT represents and warrants to DONOR as follows: (i) RECIPIENT is not a U.S. citizen; (ii) RECIPIENT is not an affiliate of THE COMPANY, but on the Closing date RECIPIENT will be deemed an affiliate of THE COMPANY due to his holding of more than 10% of the total issued and outstanding shares of common stock of THE COMPANY; (iii) RECIPIENT is not a distributor or dealer; (iv) the transactions contemplated hereby have not been and will not be made on behalf of any person or pre-arranged by RECIPIENT with any person; (v) all offering documents received by RECIPIENT include statements to the effect that the Shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States during the Restricted Period unless the Shares are registered under the Securities Act of 1933 or an exemption from registration is available.

The foregoing representations and warranties are true and accurate as of the date hereof, and shall survive hereafter. If RECIPIENT has knowledge, prior to the acceptance of this Agreement by DONOR, that any such representations and warranties shall not be true and accurate in any respect, RECIPIENT prior to such acceptance, will give written notice of such fact to DONOR specifying which representations and warranties are not true and accurate and the reasons therefor.

RECIPIENT agrees to fully indemnify, defend and hold harmless DONOR, his officers, directors, employees, agents and attorneys from and against any and all losses, claims, damages, liabilities and expenses, including reasonable attorney's fees and expenses, which may result from a breach of RECIPIENT’s representations, warranties and agreements contained herein.

F.
Beneficial Owner.  RECIPIENT is receiving stock for his own account or for the account of beneficiaries for whom RECIPIENT has full investment discretion with respect to stock and whom RECIPIENT has full authority to bind, so that each such beneficiary is bound hereby as if such beneficiary were a direct signatory hereunder, and all representations, warranties and agreements herein were made directly by such beneficiary.

G.
Directed Selling Efforts.  RECIPIENT will not engage in any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares sold hereunder.  To the best of his knowledge, neither RECIPIENT nor any person acting for RECIPIENT has conducted any “directed selling efforts” as that term is defined in Rule 902 of Regulation S.

H.
Independent Investigation; Access.  RECIPIENT, in electing to receive the Shares herein, has relied solely upon independent investigation made by him and his representatives. RECIPIENT has been given no oral or written representation or warranty from DONOR other than as set forth in this Agreement.  RECIPIENT and his advisors, if any, have been furnished with access to all publicly available materials relating to the business, finances and operations of THE COMPANY and materials relating to the gift of the Shares which have been requested. RECIPIENT and his advisors, if any, have received complete and satisfactory answers to any such inquiries.

I.
No Government Recommendation or Approval. RECIPIENT understands that no United States federal or state agency, or similar agency of any other country, has passed upon or made any recommendation or endorsement of the Shares, or this transaction.

J.
No Formation or Membership in “Group.”  RECIPIENT is not part of a “group” as that term is defined under the Act.  RECIPIENT is not, and does not intend to become, included with two or more persons acting as a partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company.

K.
Hedging Transactions.  RECIPIENT hereby agrees not to engage in any hedging transactions involving the securities described herein unless in compliance with the Act and Regulation D promulgated thereunder.

4.
Restrictive Legend.  RECIPIENT agrees that the Shares shall bear a restrictive legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation D, pursuant to registration under the Act, or pursuant to an available exemption from registration, and that hedging transactions involving those securities may not be conducted unless in compliance with the Act.

5.
THE COMPANY’s Obligation to Refuse Transfer.  Pursuant to Regulation D promulgated under the Act, THE COMPANY has already agreed to refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation D, pursuant to registration under the Act, or pursuant to an available exemption from registration.

6.	Miscellaneous.

A.	Authority. The officers of RECIPIENT and DONOR executing this Agreement are duly authorized to do so, and each party has taken all action required for valid execution.

B.
Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith. This Agreement may be amended only by a writing executed by all parties hereto.

C.
Severability.  If a court of competent jurisdiction determines that any clause or provision of this Agreement is invalid, illegal or unenforceable, the other clauses and provisions of the Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

D.
Assignment.  None of the parties hereto may assign this Agreement without the express written consent of the other parties and any approved assignment shall be binding on and inure to the benefit of such successor or, in the event of death or incapacity, on assignor’s heirs, executors, administrators, representatives, and successors.

E.
Applicable Law. This Agreement shall be treated as if it had been negotiated in and contracted for in the United States, state of Nevada.  It shall be governed by and interpreted in accordance with the laws of the United States and the State of Nevada, regardless of any conflict-of-law provision to the contrary.

F.
Attorney’s Fees.  If any legal action or other proceeding (including but not limited to binding arbitration) is brought for the enforcement of or to declare any right or obligation under this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, or otherwise because of a dispute among the parties hereto, the prevailing party will be entitled to recover actual attorney’s fees (including for appeals and collection and including the actual cost of in-house counsel, if any) and other expenses incurred in such action or proceeding, in addition to any other relief to which such party may be entitled.

G.
Counterparts and Facsimile.  This Agreement may be executed in any number of identical counterparts (except as to signature only), each of which may be deemed an original for all purposes.  A fax, telecopy or other reproduction of this instrument may be executed by one or more parties hereto and such executed copy may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be discerned as legible, and such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement below.

RECIPIENT		DONOR

By:	/s/ Tan Swe Poo	By:	/s/ Tang Xiulan
	Name: Tan Swe Poo		Name: Tang Xiulan